U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
0


                                   FORM 10-SB


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934


                            PARPUTT ENTERPRISES, INC.
                            -------------------------
                 (Name of Small Business Issuer in its charter)


               Nevada                             88-0446188
               ------                             ----------
   (State or other jurisdiction of             (I.R.S. Employer
    incorporation or organization)            Identification No.)


         2851 S. Parker Road
              Suite 720
          Aurora, Colorado                         80014
          ----------------                         -----
(Address of principal executive offices)         (Zip code)


Issuer's telephone number: (303) 671-8920


       Securities to be registered pursuant to Section 12(b) of the Act:
                                      none

       Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of Class)








                          Page One of Seventy One Pages
                  Exhibit Index is Located at Page Thirty Eight


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                                TABLE OF CONTENTS

                                                             Page
                                                             ----
PART I

Item 1.   Description of Business . . . . . . . . . . . . .     3

Item 2.   Plan of Operation. . . . . . . . . . . . . . . . .    8

Item 3.   Description of Property. . . . . . . . . . . . . .   14

Item 4.   Security Ownership of Certain
          Beneficial Owners and Management . . . . . . . . .   14

Item 5.   Directors, Executive Officers, Promoters
            and Control Persons. . . . . . . . . . . . . . .   15

Item 6.   Executive Compensation . . . . . . . . . . . . . .   20

Item 7.   Certain Relationships and
            Related Transactions.  . . . . . . . . . . . . .   21

Item 8.   Description of Securities. . . . . . . . . . . . .   22

PART II

Item 1.   Market for Common Equities and Related Stockholder
            Matters . . . . . . . . . . . . . .. . . . . . .   24

Item 2.   Legal Proceedings. . . . . . . . . . . . . . . . .   25

Item 3.   Changes in and Disagreements with Accountants. . .   26

Item 4.   Recent Sales of Unregistered Securities. . . . . .   26

Item 5.   Indemnification of Directors and Officers. . . . .   27

PART F/S

          Financial Statements . . . . . . . . . . . . . . .   27

PART III

Item 1.   Index to Exhibits. . . . . . . . . . . . . . . . .   38

Item 2.   Description of Exhibits. . . . . . . . . . . . . .   40

                                     PART I

Item 1.  Description of Business

     Parputt Enterprises, Inc. (the "Company") was incorporated on November 4, 1996, under the laws of the State of Nevada to engage in any lawful corporate undertaking, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose, described below under "Item 2 - Plan of Operation."

     The Company is filing this Registration Statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities or undertake any offering of the Company's securities, either debt or equity, until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

     The Company's business is subject to numerous risk factors, including the following:

     The Company has no operating history or revenue and minimal assets. The Company's financial statements accompanying this Registration Statement have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     The Company's proposed operations are speculative. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. The Company may not be successful in locating candidates with established profitable operations. In the event the Company completes a business combination, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     There is a scarcity of possible merger or acquisition candidates which will be available to the Company. Many similar companies have greater resources than the Company. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     There is no current agreement between the Company and any other entity to enter into any transaction and there are no standards for a business combination. The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. The Company may not be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. The Company may not be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     Management intends to devote only limited time to the business of the Company. While seeking a business combination, each member of management anticipates devoting up to twenty hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Loss of the services of any of these individuals would adversely affect development of the Company's business and its continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     Management may participate in other similar businesses to that of the Company. Officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     Time and costs associated with a business combination may delay or eliminate some potential candidates. Sections 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     The Company does not have a marketing organization, nor does it intend to use any market research. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, the Company may not be successful in completing any such business combination.

     Upon closing of a business combination, the Company may be subject to economic fluctuations. The Company's proposed operations, even if successful, will result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     The Company may be regulated by Investment Company Act of 1940. Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to additional reporting requirements, which in turn will result in the Company incurring additional costs of compliance with such additional regulations.

     Control and management will probably change upon consummation of a business combination. A business combination involving the issuance of the Company's Common Shares will result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's

Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     Shareholders percentage of ownership will decrease following a business combination. The Company's primary plan of operation is based upon a business combination with a private concern which would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     There are disadvantages associated with a blank check offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     It is important to structure an acquisition or merger as a "tax free" transaction. Federal and state tax consequences will be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, a business combination may not meet the statutory requirements of a tax-free reorganization or the parties may not obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     There is a requirement that a business opportunity provide audited financial statements, which may disqualify some business opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

Item 2.  Plan of Operation

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues, in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this Registration Statement.

     The Company has no full time employees. The Company's President and Secretary/Treasurer have agreed to allocate up to 20 hours per month of their time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company can be implemented by their devoting such minimal time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Resumes."

     The Company's officers and directors were formerly involved with other "blank check" companies. The Company's officers and directors may, in the future, become involved with other companies who have a business purpose similar to that of the Company. As a result, additional potential conflicts of interest may arise in the future. If such a conflict does arise and an officer or director of the Company is presented with business opportunities under circumstances where there may be a doubt as to whether the opportunity should belong to the Company or another "blank check" company they are affiliated with, they will disclose the opportunity to all such companies. If a situation arises in which more than one company desires to merge with or acquire that target company and the principals of the proposed target company has no preference as to which company will merger or acquire such target company, the company which first filed a registration statement with the Securities and Exchange Commission will be entitled to proceed with the proposed transaction. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Prior 'Blank Check' Experience."

     The Articles of Incorporation of the Company provides that the Company shall possess and may indemnify officers and/or directors of the Company for liabilities, which can include liabilities arising under the securities laws. Therefore, assets of the Company could be used or attached to satisfy any liabilities

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subject  to such  indemnification.  See "Part II - Item 5 -  Indemnification  of
Directors and Officers."

General Business Plan

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the perceived advantages of an Exchange Act registered corporation. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See "Part F/S - Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the perceived benefits of a publicly registered corporation. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors. Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the

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opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related reports and documents. The Securities Exchange Act of 1934 (the "34 Act") specifically requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 34 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the perceived benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary prospective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the perceived public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, while not especially experienced in matters relating to the new business of the Company, shall rely upon their own efforts and, to a much lesser extent, the efforts of the Company's shareholders, in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does

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retain such an outside consultant or advisor,  any cash fee earned by such party will need to be paid by the prospective merger/ acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other perceived advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company. However, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

Acquisition of Opportunities

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. Until such time as this occurs, the Company will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

     As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     As stated hereinabove, the Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 34 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 34 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

Competition

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors. In the event the Company is competing with another entity similar to that of the Company with the exception for the fact that the other company has assets to offer any merger or acquisition candidate, it is doubtful that the Company will be able to successfully consummate such a transaction.

Item 3.  Description of Property

     The Company has no properties and at this time has no agreements to acquire any properties. The Company intends to attempt to acquire assets or a business in exchange for its securities which assets or business is determined to be desirable for its objectives.

     The Company operates from its offices at 2851 S. Parker Road, Suite 720, Aurora, Colorado 80014. This space is provided to the Company on a rent free basis by Andrew I. Telsey, an officer, director and a principal shareholder of the Company, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this space will meet the Company's needs for the foreseeable future.

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management

     The table below lists the beneficial ownership of the Company's voting securities by each person known by the Company to be the beneficial owner of more than 5% of such securities, as well as the securities of the Company beneficially owned by all directors and officers of the Company. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.


                    Name and          Amount and
                   Address of          Nature of
                   Beneficial         Beneficial        Percent of
Title of Class       Owner              Owner              Class
--------------       -----              -----              -----

Common        Andrew I. Telsey          260,000             52%
              6198 S. Moline Ct.
              Englewood, CO 80111

Common        Darlene D. Kell            20,000              4%
              2851 S. Parker Rd.
              Suite 720
              Aurora, CO 80014

Common        All Officers and          280,000             56%
              Directors as a
              Group (2 person)

     The balance of the Company's outstanding Common Shares are held by 11 persons.

     (b) Security Ownership of Management.

     The following table sets forth the beneficial ownership for each class of equity securities of the Company beneficially owned by all directors and officers of the Company.

                   Name and            Amount and
                  Address of            Nature of
                  Beneficial           Beneficial      Percent
Title of Class       Owner                Owner        of Class
--------------       -----                -----        --------

Common        Andrew I. Telsey           260,000          52%
              6198 S. Moline Ct.
              Englewood, CO 80111

Common        Darlene D. Kell             20,000           4%
              2851 S. Parker Rd.
              Suite 720
              Aurora, CO 80014

Common        All Officers and           280,000          56%
              Directors as a
              Group (2 persons)

Item 5.  Directors, Executive Officers, Promoters and Control
Persons.

     The directors and officers of the Company are as follows:

     Name                     Age        Position
     ----                     ---        --------

     Andrew I. Telsey          46       President and Director
     Darlene D. Kell           54       Secretary/Treasurer and
                                             Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There is no family relationship between any executive officer and director of the Company.

Resumes

     Andrew I. Telsey, President and Director. Mr. Telsey has held his positions with the Company since its inception. From 1984 through the present, Mr. Telsey has been employed by Andrew I.

Telsey, P.C., Aurora, Colorado, a professional corporation engaged in the practice of law, emphasizing securities law, mergers, acquisitions and general business matters. This firm is also legal counsel to the Company. In addition, Mr. Telsey is also a director and principal shareholder of Cavion Technologies, Inc., a publicly held Colorado corporation, which completed its initial public offering in November 1999, and an officer, director and principal shareholder of Mully Corp., a Colorado corporation, which is also a reporting company pursuant to the Securities Exchange Act of 1934, as amended and whose principal business is similar to that of the Company. Mr. Telsey received a Juris Doctor degree from Syracuse University College of Law in 1979 and a Bachelor of Arts degree from Ithaca College in 1975. He devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

     Darlene D. Kell, Secretary, Treasurer and Director. Ms. Kell has held her position with the Company since its inception. Since September 1994, Ms. Kell has been employed as a paralegal and office manager for Andrew I. Telsey, P.C., Aurora, Colorado. Prior, from October 1993 to August 1994, Ms. Kell was employed as a paralegal/office manager for Wherry & Wherry, P.C., a law firm located in Denver, Colorado. From May 1993 to September 1993, Ms. Kell was self-employed, offering free-lance secretarial, paralegal and bookkeeping services in Denver, Colorado. Prior thereto, from January 1993 through May 1993, Ms. Kell was employed as a paralegal/office manager for A. Thomas Tenenbaum, P.C., Denver, Colorado and with Dihle & Co., P.C., Denver, Colorado, from July 1991 through December 1992. She devotes only such time as necessary to the business of the Company, which time is expected to be nominal.

Prior "Blank Check" Experience

     Mr. Telsey is currently the sole officer and director of Mully Corporation, a Colorado corporation ("Mully") which is also a "blank check" public reporting company. Mully filed a Registration Statement on Form 10-SB in March 1999, which became effective in June 1999, wherein it registered its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. As of the date of this registration statement, Mully is reviewing a variety of possible merger or acquisition candidates, but no definitive agreement has been reached with any third party.

     Mr. Telsey and Ms. Kell were officers and director of Mathy Corporation ("Mathy"), a "blank check" public reporting company. Mathy filed a Registration Statement on Form 10-SB in June 1998, which became effective in August 1998, wherein it registered its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Effective May 7, 1999, pursuant to a definitive agreement (the "Mathy Agreement"), Mathy acquired all of the issued and outstanding securities of the Cooper Memphis Group,

Inc. ("Cooper"), a California corporation. The terms of the transaction involved Mathy undertaking a forward split of its issued and outstanding common stock whereby 2.5 shares of common stock were issued in exchange for every share of common stock outstanding immediately prior to the closing of the transaction in order to establish the number of issued and outstanding common shares of Mathy at closing to be 1,250,000. Thereafter, Mathy issued an aggregate of 11,250,000 shares of its "restricted" common stock to the former shareholders of Cooper in exchange for all of their stock in Cooper. Cooper did not survive the transaction. Mathy also changed its name to "DrivingAmerica.com, Inc." ("DAI"). Pursuant to the terms of the Mathy Agreement, Mr. Telsey and Ms. Kell resigned their respective positions in Mathy at closing of the aforesaid transaction.

     DAI's principal business is as a marketer of database information related to automotive marketing under the name "Automotive Consumer Services." The initial database is comprised of new vehicle information, including specifications and dealer vehicle costs, which are sold to consumers in the form of printed vehicle reports. In turn, the consumers who purchase the reports, along with their behavioral characteristics, become the source of a secondary, marketed database of consumer information to several manufacturers of automobiles, local dealer referral programs and affinity groups. DAI is based in Irvine, California.

     DAI intends to expand operations into other logically related and lucrative services related to the acquisition of an automobile. At the same time, it expects to develop Internet technology to facilitate the expansion of the list of services to include other auto-related financial services. As of the date of this Registration Statement, DAI has filed an application to list its common stock for trading on the OTC Bulletin Board operated by the National Association of Securities Dealers, Inc. There can be no assurances that the DAI's application will be approved.

     Mr. Telsey and Ms. Kell were also formerly officers and directors of Tarcyn Corporation ("Tarcyn"), a "blank check" public reporting company. Tarcyn filed a Registration Statement on Form 10-SB in May 1997, which became effective in July 1997, wherein it registered its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Effective February 16, 1999, pursuant to a definitive agreement, Tarcyn acquired all of the issued and outstanding securities of CreditCo, Inc. ("Creditco"), a Delaware corporation. The terms of the transaction involved Tarcyn undertaking a forward split of its issued and outstanding common stock whereby 3.5 shares of common stock were issued in exchange for every share of common stock outstanding immediately prior to the closing of the transaction in order to establish the number of issued and outstanding common shares of Tarcyn at closing to be 1,750,000. Thereafter, Tarcyn issued an aggregate of 15,750,000 shares of its "restricted" common stock to the former shareholders of Creditco in exchange for all of their stock in Creditco. Creditco did not survive the transaction. Tarcyn also changed its name to "MerchantOnline.com, Inc." ("MOL"). Mr. Telsey and Ms. Kell resigned their positions with Tarcyn upon closing of the aforesaid transaction.

     MOL's principal business is to provide a diverse selection of services which it has developed to allow Internet merchants to quickly and easily establish a method of conducting business on the Internet with a minimal initial investment and with low transaction costs. MOL intends to attempt to take advantage of the anticipated enormous growth of the Internet by providing an electronic payment solution for merchants that market and sell their products and services on the Internet. The electronic commerce services ("E- commerce") provided by MOL include allowing merchants to accept credit cards, debit cards and online checks from customers in a secure, technologically advanced environment. MOL is currently a single source of customer service which offers a variety of Internet services including electronic shopping carts, web site development and hosting, merchant accounts and real-time credit card processing in a single package for one installation fee and only one, combined monthly billing.

     During 1998, its initial year of operations, Creditco generated revenues of approximately $507,000, with a net loss of approximately $225,000. As of the date of this Registration Statement, MOL has its common stock listed for trading on the OTC Bulletin Board.

     Mr. Telsey and Ms. Kell were also officers and directors of Euro-Tel, Inc. ("ETI"), a "blank check" public reporting company. ETI filed a Registration Statement on Form 10-SB in December 1996, which became effective in February 1997, wherein it registered its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. In June 1997, ETI consummated a merger with PharmaSystems Cost Containment Corp., a Florida corporation ("Pharma"), engaged in the delivery of pharmacy contract services, including mail service and retail pharmacy networks. The terms of this transaction included ETI undertaking a forward split of its issued and outstanding Common Stock, whereby 4 shares of Common Stock were issued in exchange for each share of Common Stock then issued and outstanding and, thereafter, the Pharma shareholders exchanged all of the issued and outstanding Pharma Stock owned by them for an aggregate of 18,000,000 "restricted" Common Shares of ETI (post forward split), with ETI emerging as the surviving company and Pharma being dissolved by operation of law. As of the date of this Registration Statement management of Pharma has caused the Company to become non-reporting under the Securities Exchange Act of 1934, as amended, and subsequent thereto, did file a petition pursuant to the US Bankruptcy Code with the US Federal Bankruptcy Court under Chapter 7.

     Mr. Telsey and Ms. Kell were also officers and/or directors of SDT Holding Corporation ("SDT"), a "blank check" public reporting company. SDT filed a Registration Statement on Form 10-SB in July 1994, which became effective in December 1994, wherein it registered its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Effective October 30, 1996, SDT successfully consummated a share exchange agreement with European Business Group (UK), Plc., an English corporation ("EBG") with its principal place of business located in Surrey, England. The terms of the transaction involved SDT undertaking a forward split of its issued and outstanding common shares whereby 8 shares of common stock were issued in exchange for every one (1) share of common stock and, thereafter, SDT issued an aggregate of 18,000,000 shares of its "restricted" common stock (post forward split) to the former shareholders of EBG in exchange for all of the issued and outstanding stock of EBG. EBG remained in existence as a wholly owned foreign subsidiary of SDT.

     To the best knowledge of Mr. Telsey and Ms. Kell, EBG is a leasing company doing business through 16 wholly owned subsidiary companies. For purposes herein, all references to EBG shall include EBG and its subsidiaries. EBG's business is centered around two specific segments of the leasing industry, including (i) marine containers; and (ii) the sale of licensing rights to city information billboards worldwide (primarily in the U.S.). Based upon management of the Company's review of available SEC filings undertaken by current management of SDT, it appears that SDT has ceased filing reports pursuant to the Securities Exchange Act of 1934, as amended and as a result, no current financial information relating to SDT is readily available. As of the date of this Registration Statement, there is no active market for SDT's securities.

     Mr. Telsey was also formerly an officer and director of Ashland Capital Group, Inc. ("Ashland"), a public reporting company. Ashland obtained effectiveness of a registration statement filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, in May 1989. Ashland successfully closed its initial public offering on February 16, 1990, whereby 5,000,000 units were sold to the public at a price of $.01 per unit. Ashland derived approximately $41,000 in net proceeds as a result of the offering.

     On October 9, 1990, pursuant to a definitive agreement, Ashland acquired all of the issued and outstanding shares of Visual Presentation Products, Inc., a Florida corporation ("VPP"), in exchange for the issuance of common stock equal to approximately 80% of Ashland's issued and outstanding common shares. At the closing of the transaction, Ashland had available approximately $37,000 in cash, remaining from the proceeds derived from its initial public offering. Mr. Telsey resigned his positions with Ashland upon the closing of this agreement and was replaced by the then management of VPP pursuant to the affirmative vote of the Ashland shareholders.

     After closing of the transaction with VPP, Ashland changed its name to "Visual Design Industries, Inc." ("VDI"). VDI subsequently filed a registration statement with the SEC, undertaking a secondary offering of its securities. Prior to effectiveness of the registration statement, VDI's underwriter, Nutmeg Securities, Inc., abandoned the proposed offering. To date, no market in VDI's securities has ever developed.

     Additionally, Mr. Telsey's practice of law emphasizes corporate and securities transactions, including mergers and acquisitions. As a result, Mr. Telsey has had additional experience in identifying private merger candidates. Other than as disclosed hereinabove, no other member of the Company's management has had any experience in identifying and examining private business candidates.

     The foregoing is a complete description of all "blank check" companies with whom management of the Company has been, or is, involved.

Item 6.  Executive Compensation.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this Registration Statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of

Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this Registration Statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Item 7.  Certain Relationships and Related Transactions.

Conflicts of Interest

     Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. As of the date of this Registration Statement, Mr. Telsey is also an officer and/or director of Mully Corporation, a Colorado corporation. While the aforesaid company has commenced implementation of its business plan, which plan is identical to that of the Company, no definitive agreement has been reached with any potential merger or acquisition candidate. In order to attempt to resolve this conflict of interest, in the event a potential merger or acquisition candidate is brought to Mr. Telsey's attention, the company whose registration statement first satisfied all of the SEC's comments will be provided the initial opportunity to engage in the relevant transaction. In effect, the Company will have to wait until Mully Corp. has completed a merger or acquisition opportunity if generated by Mr. Telsey before the Company can undertake any opportunity brought by Mr. Telsey.

     Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of the Company's management in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

Other

     The Company's principal place of business is provided to the Company on a rent free basis by Andrew I. Telsey, an officer and director and a principal shareholder of the Company. In addition, it is anticipated that the Company will become indebted to Mr. Telsey if and when obligations arise in the future, as the Company has insufficient financial resources to tender any outstanding payment.

     There are no other related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8. Description of Securities.

     The Company's authorized capital stock consists of 125,000,000 shares, of which 25,000,000 shares are Preferred Shares, par value $0.001 per share, and 100,000,000 are Common Shares, par value $0.0001 per share. There are 500,000 Common Shares issued and outstanding as of the date of this filing. There are no preferred shares issued or outstanding.

     Common Stock. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

     Preferred Shares. Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors does not plan to issue any shares of Preferred Stock for the foreseeable future, unless the issuance thereof shall be in the best interests of the Company.

     The proposed business activities described herein classify the Company as a "blank check" company. Many states have enacted statutes, rules and regulations limiting the sale of securities of "blank check" companies in their respective jurisdictions. Management does not intend to undertake any efforts to cause a market to develop in the Company's securities until such time as the Company has successfully implemented its business plan described herein. Relevant thereto, each shareholder of the Company has executed and delivered a "lock-up" letter agreement, affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is no longer classified as a "blank check" company. In order to provide further assurances that no trading will occur in the Company's securities until a merger or acquisition has been consummated, each shareholder has agreed to place their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who will not release these respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated. However, while management believes that the procedures established to preclude any sale of the Company's securities prior to closing of a merger or acquisition will be sufficient, there can be no assurances that the procedures established relevant herein will unequivocally limit any shareholder's ability to sell their respective securities before such closing.

                                                      PART II

Item 1. Market Price for Common Equity and Related Stockholder Matters.

     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. Management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities and management does not intend to initiate any such discussions until such time as the Company has consummated a merger or acquisition. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue.

     a. Market Price. The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded on a national exchange. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such event, trading, if any, in the Company's securities may then continue in the OTC Bulletin Board operated by the NASD or another low volume market, presuming that such a listing is approved, of which there can be no assurance. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     b. Holders. There are thirteen (13) holders of the Company's Common Stock. In November 1996, the Company issued 500,000 of its Common Shares at $0.001 per share for an aggregate of $500. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933.

     As of the date of this Registration Statement, 500,000 shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     c. Dividends. The Company has not paid any dividends to date and has no plans to do so in the immediate future.

Item 2.  Legal Proceedings.

     There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

     The Company has not changed accountants since its formation and there are no disagreements with the findings of said accountants.

Item 4. Recent Sales of Unregistered Securities.

     In November 1996, the Company issued 500,000 shares of its common stock to 13 persons at a price of $.001 per share. These shares were issued pursuant to exemption from the registration requirements included under the Securities Act of 1933, as amended, including but not necessarily limited to Section 4(2) of said Act. Each shareholder was either an "accredited investor" (as that term is defined in the 1933 Act), or were provided all information necessary in order to allow each investor to exercise their respective business judgment as to the merits of the investment. All of the shares of Common Stock of the Company previously issued have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended (the "Act"). These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to the Act.

     As of the date of this Registration Statement, all of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. However, all of the shareholders of the Company have executed and delivered a "lock-up" letter agreement which provides that each such shareholder shall not sell their respective securities until such time as the Company has successfully consummated a merger or acquisition. Further, each shareholder has placed their respective stock certificate with the Company's legal counsel, Andrew I. Telsey, P.C., who has agreed not to release any of the certificates until the Company has closed a merger or acquisition. Any liquidation by the current shareholders after the release from the "lock-up" selling limitation period may have a depressive effect upon the trading prices of the Company's securities in any future market which may develop.

     In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

Item 5. Indemnification of Directors and Officers.

     The Company's Articles of Incorporation incorporate the provisions of the Nevada Revised Statutes providing for the indemnification of officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith and in the best interests of the Company. With respect to matters as to which the Company's officers and directors and others are determined to be liable for misconduct or negligence, including gross negligence in the performance of their duties to the Company, Nevada law provides for indemnification only to the extent that the court in which the action or suit is brought determines that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act, and is therefore unenforceable.

                                    PART F/S

Financial Statements.

     The audited financial statements for the fiscal years ended September 30, 1999 and 1998 of the Company are attached to this Registration Statement and filed as a part hereof. See page 28.

     1)  Table of Contents - Financial Statements
     2)  Independent Auditors' Report
     3)  Balance Sheet
     4)  Statement of Operations
     5)  Statement of Cash Flows
     6)  Statement of Shareholders' Equity
     7)  Notes to Financial Statements

                            PARPUTT ENTERPRISES, INC.


                          Audited Financial Statements

                 For the Years Ended September 30, 1999 and 1998
                   and the Period November 5, 1996 (Inception)
                           through September 30, 1999

                            PARPUTT ENTERPRISES, INC.
                                TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Independent Auditors' Report                                                 1

Financial Statements

     Balance Sheet                                                           2

     Statement of Operations                                                 3

     Statement of Cash Flows                                                 4

     Statement of Changes in Stockholders' Equity                            5

     Notes to Financial Statements                                      6 to 8

HORTON & COMPANY
Certified Public Accountants and Business Consultants, L.L.C.





                        INDEPENDENT AUDITORS' REPORT


The Board of Directors
Parputt Enterprises, Inc.
Aurora, Colorado


We have audited the accompanying balance sheet of Parputt Enterprises, Inc. (a development stage company) as of September 30, 1999, and the related statements of operations, stockholders' equity and cash flows for the years ended September 30, 1999 and 1998 and for the period November 4, 1996 (inception) through September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Parputt Enterprises, Inc. (a development stage company) as of September 30, 1999, and the results of its operations and its cash flows for the years ended September 30, 1999 and 1998, and for the period November 4, 1996 (inception) through September 30, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements, the Company has suffered losses from operations and has a lack of net capital that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                             s/Horton & Company, LLC

                            HORTON & COMPANY, L.L.C.

Wayne, New Jersey
December 23, 1999



1680 ROUTE 23, SUITE 110, WAYNE, NEW JERSEY  07470
TEL: 973-305-9800, FAX: 973-305-8213
                           A Member of the Division for CPA firms; American Institute of Certified Public Accountants


                                      F-1



Parputt Enterprises, Inc.
(A Development Stage Company)
Balance Sheet
------------------------------------------------------------------------------

                                                                     September
                                                                     30, 1999
                                                                     --------
ASSETS                                                               $      0
                                                                     ========

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES - Accounts Payable                                              0
                                                                     --------
SHAREHOLDERS' EQUITY

Preferred Stock, $.001 Par Value
Authorized 25,000,000 Shares; Issued                                        0
And Outstanding -0- Shares

Common Stock, $.0001 Par Value
Authorized 100,000,000 Shares; Issued
And Outstanding 500,000 Shares                                             50

Additional Paid In Capital On Common Stock                                450

Deficit Accumulated During The Development Stage                         (500)
                                                                     --------

TOTAL SHAREHOLDERS' EQUITY                                                  0
                                                                     --------
TOTAL LIABILITIES AND SHAREHOLDERS'
 EQUITY                                                              $      0
                                                                     ========





















     The Accompanying Notes Are An Integral Part Of These Financial Statements.


                                  F-2



Parputt Enterprises, Inc.
(A Development Stage Company)
Statement Of Operations
------------------------------------------------------------------------------

                                                                   November
                                                                   4, 1996
                                                                 (Inception)
                                                                   Through
                                              September  September September
                                               30, 1999  30, 1998  30, 1999
                                               --------  --------  --------
Revenue                                        $      0  $      0  $      0
                                               --------  --------  --------
Expenses:

Office                                                0         0       500
                                               --------  --------  --------
Total                                                 0         0       500
                                               --------  --------  --------

Net (Loss)                                     $      0  $      0  $   (500)
                                               ========  ========  ========

Basic (Loss) Per Common Share                  $   0.00  $   0.00  $  (0.00)
                                               ========  ========  ========

Basic Common Shares Outstanding                 500,000   500,000   500,000
                                               ========  ========  ========






























     The Accompanying Notes Are An Integral Part Of These Financial Statements.

                                  F-3



Parputt Enterprises, Inc.
(A Development Stage Company)
Statement Of Cash Flows
------------------------------------------------------------------------------

                                                                   November
                                                                   4, 1996
                                                                  (Inception)
                                                                   Through
                                               September September September
                                               30, 1999  30, 1998  30, 1999
                                               --------  --------  --------
Net (Loss) Accumulated During
 The Development Stage                         $      0  $      0  $   (500)

Issuance Of Common Stock For
 Cash Advances & Services                             0         0       500
                                               --------  --------  --------

Cash Flows From Operations                            0         0         0
                                               --------  --------  --------
Cash Flows From Financing
Activities:

Issuance Of Common Stock                              0         0         0
                                               --------  --------  --------

Cash Flows From Financing                             0         0         0
                                               --------  --------  --------

Net Increase In Cash                                  0         0         0
Cash At Beginning Of Period                           0         0         0
                                               --------  --------  --------

Cash At End Of Period                          $      0  $      0  $      0
                                               ========  ========  ========




Non - Cash Activities:

Stock Issued For Cash Advances
 and Services                                  $      0  $      0  $    500
                                               ========  ========  ========











     The Accompanying Notes Are An Integral Part Of These Financial Statements.


                                  F-4



Parputt Enterprises, Inc.
(A Development Stage Company)
Statement Of Shareholders' Equity
-----------------------------------------------------------------------------------------------

                                                                              Deficit
                                                                            Accumulated
                          Number Of Number Of                    Additional During The
                           Common  Preferred   Common  Preferred  Paid-In   Development
                           Shares    Shares    Stock     Stock    Capital      Stage      Total
                          -------    ------    ------    -----    -------     ------      -----
Balance At
  November 4, 1996              0         0         0    $   0    $     0     $    0      $   0

Issuance Of Common Stock:
November 4, 1996 for
  Services & Cash Advances
  Made on Behalf of the
  Company at $.001 Per
  Share                   500,000         0    $   50        0        450          0        500

Net (Loss)                                                                      (500)      (500)
                          -------    ------    ------    -----    -------     ------      -----

Balance At September 30,
  1997, 1998 and 1999     500,000         0    $   50    $   0    $   450     $ (500)     $   0
                          =======    ======    ======    =====    =======     ======      =====































     The Accompanying Notes Are An Integral Part Of These Financial Statements.


                                        F-5

Parputt Enterprises, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended September 30, 1999 and 1998
-----------------------------------------------------


Note 1 - Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------

Organization:

On November 4, 1996, Parputt Enterprises, Inc. (the "Company") was incorporated under the laws of Nevada to engage in any lawful business or activity for which corporations may be organized under the laws of the State of Nevada.

Development Stage:

The Company entered the Development stage in accordance with SFAS No. 7 on November 4, 1996. Its purpose is to evaluate, structure and complete a merger with, or acquisition a privately owned corporation.

Statement of Cash Flows:

For the purpose of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

Cash paid for interest in fiscal years ended September 30, 1999 and 1998 was $-0-. Cash paid for income taxes in fiscal years ended September 30, 1999 and 1998 was $-0-.

Basic (Loss) per Common Share:

Basic (Loss) per common share is computed by dividing the net loss for the period by the weighted average number of shares outstanding at September 30, 1999 and September 30, 1998. (See Note 6)

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.




                                       F-6

Parputt Enterprises, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended September 30, 1999 and 1998
-----------------------------------------------------


Note 2 - Capital Stock and Capital in Excess of Par Value
---------------------------------------------------------

The Company has authorized 100,000,000 shares of $.0001 par value common stock and 25,000,000 shares of $.001 par value preferred stock. On November 4, 1996, the Company issued 500,000 shares of common stock for services valued at $350 and for cash advances paid on behalf of the Company of $150 for a total of $500.

Note 3 - Related Party Events
-----------------------------

The Company maintains a mailing address at an officer's place of business. This address is located at 2851 S Parker Road, Suite 720, Aurora, Colorado. At this time the Company has no need for an office. As of September 30, 1999, management has incurred a minimal amount of time and expense on behalf of the Company.

Note 4 - Income Taxes
---------------------

At  September  30,  1999,  the  Company  had net  operating  loss  carryforwards
available   for  financial   statement  and  Federal   income  tax  purposes  of
approximately $500 which, if not used, will expire in the year 2011.

The Company follows Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. As of September 30, 1999, the Company has a deferred tax asset of $10 primarily for its net operating loss carryforward which has been fully reserved through a valuation allowance. The change in the valuation allowance for 1998 is $-0-.

Note 5 - Basis of Presentation
------------------------------

In the course of its development activities the Company has sustained continuing losses and expects such losses to continue for the foreseeable future. The Company's management plans on advancing funds on an as needed basis and in the longer term, revenues from the operations of a merger candidate, if found. The Company's ability to continue as a going concern is dependent on these additional management advances, and, ultimately, upon achieving profitable operations through a merger candidate.




                                       F-7

Parputt Enterprises, Inc.
(A Development Stage Company)
Notes to Financial Statements
For The Fiscal Years Ended September 30, 1999 and 1998
-----------------------------------------------------

Note 6 - New Accounting Pronouncement
-------------------------------------

In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, Earnings Per Share ("SFAS No. 128"). SFAS No. 128 specifies the computation, presentation, and disclosure requirements of earnings per share and supersedes Accounting Principles Board Opinion No. 15, Earnings Per Share. SFAS No. 128 requires dual presentation of basic and diluted earnings per share. Basic earnings per share, which excludes the impact of common stock equivalents, replaces primary earnings per share. Diluted earnings per share, which utilizes the average market price per share as opposed to the greater of the average market price per share or ending market price per share when applying the treasury stock method in determining common stock equivalents, replaces fully-diluted earnings per share. SFAS No. 128 is effective for the Company for periods ending after September 15, 1998. However, the Company has a simple capital structure for the periods presented and therefore, there is no affect on the earnings per share presented due to the Company's adoption of SFAS No. 128.

Note 7 - Subsequent Events
--------------------------

The Company will be filing a Form 10-SB with the Securities and Exchange Commission to become a 34 Act reporting company.




















                                       F-8

                                    PART III

Item 1.  Exhibit Index

No.                                                                   Sequential
---                                                                    Page No.
                                                                       --------

     (3)  Articles of Incorporation and Bylaws

3.1       Articles of Incorporation                                       40

3.2       Bylaws                                                          49

     (4)  Instruments Defining the Rights of Holders

4.1       Form of Lock-up Agreements Executed
          by the Company's Shareholders                                   68

     (27) Financial Data Schedule

27.1      Financial Data Schedule                                         70

                                   SIGNATURES

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PARPUTT ENTERPRISES, INC.
                                   (Registrant)

                                   Date:   January 12, 2000


                                   By:   s/Andrew I. Telsey
                                      -----------------------------------------
                                      Andrew I. Telsey,
                                      President

                            PARPUTT ENTERPRISES, INC.

                          ----------------------------

                                   EXHIBIT 3.1

                          ----------------------------

                            ARTICLES OF INCORPORATION

                          ----------------------------

           FILED             ARTICLES OF INCORPORATION         Filing fee:
    IN THE OFFICE OF THE       (Pursuant to NRS 78)            Receipt #:
  SECRETARY OF STATE OF THE       STATE OF NEVADA
       STATE OF NEVADA           Secretary of State

        NOV - 4 1996

       No. C 22 726-96
           -----------
        s/Dean Heller
DEAN HELLER, SECRETARY OF STATE
(For filing office use)                                (For filing office use)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
  IMPORTANT: Read instructions on reverse side before completing this form.
                        TYPE OR PRINT (BLANK INK ONLY)
1. NAME OF CORPORATION:     Parputt Enterprises, Inc.
                        ------------------------------------------------------
2. RESIDENT AGENT:(designated resident agent his STREET ADDRESS in Nevada where process may be served)
   Name of  Resident  Agent:  State  Agent &  Transfer Syndicate, Inc.
                           ---------------------------------------------------
   Street Address: 318 North Carson Street, Suite 214, Carson City, Nevada 89701
                   -----------------------------------------------------------
                       Street No.        Street Name         City        Zip
3. SHARES:(number of shares the corporation is authorized to issue)
   Number of shares with par value:   100,000,000 Common     Par Value: .0001
                                       25,000,000 Preferred             .001
                                    ------------------------           ------
   Number of shares without par value: _______________________________________
4. GOVERNING BOARD: shall be styled as (check one):   X  Directors    Trustees
                                                    ----           ---
   The FIRST BOARD OF DIRECTORS shall consist of 3 members and the names and addresses are as follows (attach additional pages if necessary):
   Andrew I. Telsey     2851 S. Parker Road, Suite 720, Aurora, Colorado 80014
   -------------------  ------------------------------------------------------
   Name                 Address
   R. Michel Perlmutter 13693 E. Iliff Avenue, Suite 112, Aurora, Colorado 80014
   Brad Weiman          821 17th Street, Suite 300, Denver, Colorado 80202
   -------------------  ------------------------------------------------------
   Name                 Address
5. PURPOSE (optional-see reverse side): The purpose of the corporation shall be:
   ---------------------------------------------------------------------------
6. OTHER MATTERS: This form includes the minimal statutory requirements to incorporate under NRS 78. You may attach additional information pursuant to NRS 78.037 or any other information you deem appropriate. If any of the additional information is contradictory to this form it cannot be filed and
   will be returned to you for correction. Number of pages attached     6   .
                                                                    --------
7. SIGNATURES OF INCORPORATORS: The names and addresses of each of the incorporators signing the articles: (Signatures must be notarized) (Attach additional pages if there are more than two incorporators.)
      Andrew I. Telsey
   ----------------------------------    -------------------------------------
   Name (print)                          Name (print)
   2851 S. Parker Road, Suite 720,
   Aurora, CO  80014
   ----------------------------------    -------------------------------------
   Address             City/State/Zip    Address                City/State/Zip
     s/Andrew I. Telsey
   ----------------------------------    -------------------------------------
   Signature                             Signature

   State of Colorado                     State of ____________________________
   County of Arapahoe                    County of ___________________________

   This instrument was acknowledged      This instrument was acknowledged
   before me on                          before me on
       October 25          19 96 , by
   -----------------------   ---         -------------------------------------
     Andrew I. Telsey
   ----------------------------------    -------------------------------------
            Name of Person                            Name of Person
   as incorporator                       as incorporator
   of  Parputt Enterprises, Inc.         of
     --------------------------------      -----------------------------------
     (name of party on behalf of whom      (name of party on behalf of whom
     instrument was executed)              instrument was executed)
    s/Darlene D. Kell
   ----------------------------------    -------------------------------------
   Darlene D. Kell
        Notary Public Signature                  Notary Public Signature

      (affix notary stamp or seal)             (affix notary stamp or seal)

8.  CERTIFICATE  OF ACCEPTANCE OF APPOINTMENT OF RESIDENT AGENT
I,    State Agent & Transfer Syndicate, Inc.        hereby accept appointment as
  -----------------------------------------------
  Resident Agent for the above named corporation.
  s/John A. McQuirk                                       10-28-96
--------------------------------------              --------------------------
Signature of Resident Agent                                               Date

                            ARTICLES OF INCORPORATION

                                       OF

                            PARPUTT ENTERPRISES, INC.

     The undersigned, being the original incorporator herein named, for the purpose of forming a corporation to do business both within and without the State of Nevada, and in pursuance of the corporation laws of the State of Nevada, being Chapter 78 of the Nevada Revised Statutes, do make and file these Articles of Incorporation hereby declaring and certifying that the facts herein stated are true:

     1. The name of the corporation is PARPUTT ENTERPRISES, INC.

     2. Its principal office in the County of Independent City, State of Nevada, is located at 318 North Carson Street, Suite 214, Carson City, Nevada 89701. The name of its Resident Agent is State Agent & Transfer Syndicate, Inc.

     3. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

          A. To have and to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

          B. To discount and negotiate promissory notes, drafts, bills of exchange and other evidences of debt, and to collect for others money due them on notes, checks, drafts, bills of exchange, commercial paper or other evidence of indebtedness.

          C. To purchase or otherwise acquire, own, hold, lease, sell, exchange, assign, transfer, mortgage, pledge, or otherwise dispose of, to guarantee, to invest, trade, and deal in and with personal property of every class and description.

          D. To enter into any kind of contract or agreement, cooperative or profit sharing plan with its officers or employees that the corporation may deem fit.

          E. To purchase, lease, or otherwise acquire, in whole or in part, the business, goodwill, rights, franchises and property of every kind, and to undertake the whole or any part of the assets or liabilities, of any person, firm, association, non-profit or profit corporation, or own property necessary or suitable for its purposes, and to pay the same in cash, in the stocks or bonds of the corporation or otherwise, to hold or in any manner dispose of the whole or any part of the business or property so acquired and to exercise all of the powers necessary or incidental to the conduct of such business.

          F. To lend or borrow money and to negotiate and make loans, either on its own account or as agent or broker for others.

          G. To enter into, make, perform and carry out contracts of every kind and for any lawful purpose, without limit as to amount with any person, firm, association, cooperative, profit or non-profit corporation, municipality, state or government or any subdivision, district or department thereof.

          H. To buy, sell, exchange, negotiate, or otherwise deal in, or hypothecate securities, stocks, bonds, debentures, mortgages, notes or other collateral or securities, created or issued by any corporation wherever organized including this corporation, within such limits as may be provided by law, and while owner of any such stocks or other collateral to exercise all rights, powers and privileges of ownership, including the right to vote the same, and to subscribe for stock of any corporation to be organized, other than to promote the organization thereof.

          I. To purchase or otherwise acquire, own, hold, lease, sell, exchange, assign, transfer, mortgage, pledge, license or otherwise dispose of any letters, patents, copyrights, or trademarks of every class and description.

          J. To do any and all other such acts, things, business or businesses in any manner connected with or necessary, incidental, convenient or auxiliary to do any of these objectives hereinbefore enumerated, or calculated, directly or indirectly, to promote the interest of the corporation; and in carrying on its purposes, or for the purpose of obtaining or furthering any of its businesses, to do any and all acts and things, and to exercise any and all other powers which a natural person could do or exercise, and which now or hereafter may be authorized by law, here and in any other part of the world.

          K. The several clauses contained in this statement of powers shall be construed in each of these clauses and shall be in no way limited or restricted by reference to or inference from the terms of any other clauses, but shall be regarded as independent purposes and powers; and no recitation, expression or declaration of specific or special powers or purposes herein enumerated shall be deemed to be exclusive, but is hereby expressly declared that all other lawful powers not inconsistent herewith are hereby included.

     4. The total number of shares of all classes which the corporation shall have authority to issue is 125,000,000 of which 25,000,000 shall be Preferred Shares, par value $.001 per share, and 100,000,000 shall be Common Shares, par value $.0001 per share, and the designations, preferences, limitations and relative rights of the shares of each class are as follows:

          A. Preferred Shares. The corporation may divide and issue the Preferred Shares in series. Preferred Shares of each series when issued shall be designated to distinguish it from the shares of all other series. The Board of Directors is hereby expressly vested with authority to divide the class of Preferred Shares into series and to fix and determine the relative rights and preferences of the shares of any such series so established to the full extent permitted by these Articles of Incorporation and the laws of the State of Nevada in respect to the following:

               (1) The number of shares to constitute such series, and the distinctive designations thereof;

               (2) The rate and preference of dividends, if any, the time of payment of dividends, whether dividends are cumulative and the date from which any dividend shall accrue;

               (3) Whether shares may be redeemed and, if so, the redemption price and the terms and conditions of redemption;

               (4) The amount payable upon shares in event of involuntary liquidation;

               (5) The amount payable upon shares in event of voluntary liquidation;

               (6) Sinking fund or other provisions, if any, for the redemption or purchase of shares;

               (7) The terms and conditions on which shares may be converted, if the shares of any series are issued with the privilege of conversion;

               (8) Voting powers, if any; and

               (9) Any other relative rights and preferences of shares of such series, including, without limitation, any restriction on an increase in the number of shares of any series theretofore authorized and any limitation or restriction of rights or powers to which shares of any further series shall be subject.

          B.       Common Shares.

               (1) The rights of holders of Common Shares to receive dividends or share in the distribution of assets in the event of liquidation, dissolution or winding up of the affairs of the corporation shall be subject to the preferences, limitations and relative rights of the Preferred Shares fixed in the resolution or resolutions which may be adopted from time to time by the Board of Directors or the corporation providing for the issuance of one or more series of the Preferred Shares.

               (2) The holders of the Common Shares shall be entitled to one vote for each share of Common Shares held by them of record at the time for determining the holders thereof entitled to vote.

     No holder of shares of the corporation of any class shall have any preemptive or preferential right in or preemptive or preferential right to subscribe to or for or acquire any new or additional shares, or any subsequent issue of shares, or any unissued or treasury shares of the corporation, whether now or hereafter authorized, or any securities convertible into or carrying a right to subscribe to or for or acquire any such shares, whether nor or hereafter authorized.
All shares are to be non-assessable.

     5. The governing board shall be styled "directors" and the number of directors of the corporation shall be fixed by the bylaws, or if the bylaws fail to fix such a number, then by resolution adopted from time to time by the board of directors, provided that the number of directors shall not be more than seven
(7) nor less than one (1). Three (3) directors shall constitute the initial board of directors.

     The names and addresses of the first Board of Directors are as follows:

       Name                                  Address
       ----                                  -------

Andrew I. Telsey       2851 S. Parker Road, Suite 720, Aurora, Colorado  80014
R. Michel Perlmutter   13693 E. Iliff Avenue, Suite 112, Aurora, Colorado  80014
Brad Weiman            821 17th Street, Suite 300, Denver, Colorado  80202

     6. The name and address of the incorporator of the corporation is as follows:

       Name                                   Address
       ----                                   -------

Andrew I. Telsey        2851 S. Parker Road, Suite 720, Aurora, Colorado  80014


     7. The period of the corporation's duration is perpetual.

         8.       The corporation may:

                  A.  Indemnify  any  person  who  was  or is a  party  to or is threatened to be made a party to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee, fiduciary or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust, or other enterprise, against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct as unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in the best interest of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

                  B. The  corporation  may  indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in the best interest of the corporation; but no indemnification shall be made in respect of any claim, issue, or matter as to which such person has been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

                  C. To the extent that a director, officer, employee, fiduciary, or agent of the corporation has been successful on the merits in defense of any action, suit, or proceeding referred to in subparagraph A or B of this Article 8, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney fees) actually and reasonably incurred by him in connection therewith.

                  D.  Any  indemnification  under  subparagraph  A or B of  this
         Article 8 (unless ordered by a court) and as distinguished from subparagraph C of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee, fiduciary or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subparagraph A or B above. Such determination shall be made by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or, if the Board of Directors so direct, by independent legal counsel in a written opinion, or by the shareholders.

                  E. Expenses (including attorney fees) incurred in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized in subparagraph C or D of this Article 8 upon receipt of an undertaking by or on behalf of the director, officer, employee, fiduciary or agent to repay such amount unless it is ultimately determined that he is entitled to be indemnified by the corporation as authorized in this Article 8.

                  F. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, fiduciary or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee, fiduciary or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article 8.

     9. Provisions for the regulation of the internal affairs of the corporation are contained in the Bylaws of this corporation.

     DATED this 25th day of October, 1996.


                                      s/Andrew I. Telsey
                                      -----------------------------------------
                                      Andrew I. Telsey




STATE OF COLORADO                   )
                                    :  ss.
COUNTY OF ARAPAHOE                  )

         On this 25th day of October, 1996, personally appeared before me, a Notary Public, Andrew I. Telsey, who acknowledged that he executed the above instrument.

         Witness my hand and official seal.

         My commission expires:  March 3, 1998.


                                       s/Darlene D. Kell
                                       ----------------------------------------
                                       Darlene D. Kell

                            PARPUTT ENTERPRISES, INC.

                           ---------------------------

                                   EXHIBIT 3.2

                           ---------------------------

                                     BYLAWS

                           ---------------------------

                             INDEX TO THE BYLAWS OF

                            PARPUTT ENTERPRISES, INC.

ARTICLE 1 - OFFICES..........................................................  1
     SECTION 1.1  PRINCIPAL OFFICE...........................................  1
     SECTION 1.2  REGISTERED OFFICE..........................................  1

ARTICLE 2 - SHAREHOLDERS.....................................................  1
     SECTION 2.1  ANNUAL MEETING.............................................  1
     SECTION 2.2  SPECIAL MEETINGS...........................................  1
     SECTION 2.3  PLACE OF MEETINGS..........................................  1
     SECTION 2.4  NOTICE OF MEETING .........................................  2
     SECTION 2.5  MEETING OF ALL SHAREHOLDERS ...............................  2
     SECTION 2.6  CLOSING OF TRANSFER BOOKS OR
          FIXING OF RECORD DATE..............................................  2
     SECTION 2.7  VOTING RECORD..............................................  2
     SECTION 2.8  QUORUM.....................................................  3
     SECTION 2.9  MANNER OF ACTING...........................................  3
     SECTION 2.10  PROXIES...................................................  3
     SECTION 2.11  VOTING OF SHARES..........................................  3
     SECTION 2.12  VOTING OF SHARES BY CERTAIN SHAREHOLDERS..................  3
     SECTION 2.13  INFORMAL ACTION BY SHAREHOLDERS...........................  4
     SECTION 2.14  VOTING BY BALLOT..........................................  4
     SECTION 2.15  CUMULATIVE VOTING.........................................  4

ARTICLE 3 - BOARD OF DIRECTORS...............................................  4
     SECTION 3.1  GENERAL POWERS.............................................  4
     SECTION 3.2  PERFORMANCE OF DUTIES......................................  4
     SECTION 3.3  NUMBER, TENURE AND QUALIFICATIONS..........................  5
     SECTION 3.4  REGULAR MEETINGS...........................................  5
     SECTION 3.5  SPECIAL MEETINGS...........................................  5
     SECTION 3.6  NOTICE.....................................................  5
     SECTION 3.7  QUORUM.....................................................  6
     SECTION 3.8  MANNER OF ACTING...........................................  6
     SECTION 3.9  INFORMAL ACTION BY DIRECTORS...............................  6
     SECTION 3.10  PARTICIPATION BY ELECTRONIC MEANS.........................  6
     SECTION 3.11  VACANCIES.................................................  6
     SECTION 3.12  RESIGNATION...............................................  6
     SECTION 3.13  REMOVAL...................................................  6
     SECTION 3.14  COMMITTEES................................................  7
     SECTION 3.15  COMPENSATION..............................................  7
     SECTION 3.16  PRESUMPTION OF ASSENT.....................................  7

                                        i

ARTICLE 4 - OFFICERS.........................................................  7
     SECTION 4.1  NUMBER.....................................................  7
     SECTION 4.2  ELECTION AND TERM OF OFFICE................................  7
     SECTION 4.3  REMOVAL....................................................  7
     SECTION 4.4  VACANCIES..................................................  8
     SECTION 4.5  PRESIDENT..................................................  8
     SECTION 4.6  VICE PRESIDENT.............................................  8
     SECTION 4.7  SECRETARY..................................................  8
     SECTION 4.8  TREASURER..................................................  8
     SECTION 4.9  ASSISTANT SECRETARIES AND ASSISTANT TREASURERS.............  9
     SECTION 4.10  BONDS.....................................................  9
     SECTION 4.11  SALARIES..................................................  9

ARTICLE 5 - CONTRACTS, LOANS, CHECKS AND DEPOSITS............................  9
     SECTION 5.1  CONTRACTS..................................................  9
     SECTION 5.2  LOANS......................................................  9
     SECTION 5.3  CHECKS, DRAFTS, ETC........................................  9
     SECTION 5.4  DEPOSITS...................................................  9

ARTICLE 6 - SHARES, CERTIFICATES FOR SHARES AND TRANSFER OF
                  SHARES..................................................... 10
     SECTION 6.1  REGULATION................................................. 10
     SECTION 6.2  CERTIFICATES FOR SHARES.................................... 10
     SECTION 6.3  CANCELLATION OF CERTIFICATES............................... 10
     SECTION 6.4  LOST, STOLEN OR DESTROYED CERTIFICATES..................... 10
     SECTION 6.5  TRANSFER OF SHARES......................................... 11

ARTICLE 7 - FISCAL YEAR...................................................... 11

ARTICLE 8 - DIVIDENDS........................................................ 11

ARTICLE 9 - CORPORATE SEAL................................................... 11

ARTICLE 10 - WAIVER OF NOTICE................................................ 11

ARTICLE 11 - AMENDMENTS...................................................... 11

ARTICLE 12 - EXECUTIVE COMMITTEE............................................. 12
     SECTION 12.1  APPOINTMENT............................................... 12
     SECTION 12.2  AUTHORITY................................................. 12
     SECTION 12.3  TENURE AND QUALIFICATIONS................................. 12
     SECTION 12.4  MEETINGS.................................................. 12
     SECTION 12.5  QUORUM.................................................... 12
     SECTION 12.6  INFORMAL ACTION BY EXECUTIVE COMMITTEE.................... 12

     SECTION 12.7  VACANCIES................................................. 13
     SECTION 12.8  RESIGNATIONS AND REMOVAL.................................. 13
     SECTION 12.9  PROCEDURE................................................. 13

ARTICLE 13 - INDEMNIFICATION................................................. 13
     SECTION 13.1  INDEMNIFICATION........................................... 13
     SECTION 13.2  RIGHT TO INDEMNIFICATION.................................. 14
     SECTION 13.3  GROUPS AUTHORIZED TO MAKE INDEMNIFICATION
          DETERMINATION...................................................... 14
     SECTION 13.4  PAYMENT AND ADVANCE OF EXPENSES........................... 14

CERTIFICATE.................................................................. 15

                                     BYLAWS

                                       OF

                            PARPUTT ENTERPRISES, INC.



                               ARTICLE 1 - OFFICES

                          SECTION 1.1 PRINCIPAL OFFICE

     The initial principal office of the corporation in the state of Nevada shall be located in Carson City. The corporation may have such other offices, either within or outside of the state of Nevada as the board of directors may designate, or as the business of the corporation may require from time to time.

                          SECTION 1.2 REGISTERED OFFICE

     The registered office of the corporation, required by Chapter 78 of the Nevada Revised Statutes to be maintained in the state of Nevada, may be, but need not be, identical with the principal office in the state of Nevada, and the address of the registered office may be changed from time to time by the board of directors.


                            ARTICLE 2 - SHAREHOLDERS

                           SECTION 2.1 ANNUAL MEETING

     The annual meeting of the shareholders shall be held on the 4th day of November of each year, commencing with the year 1997, at the hour of 10:00 a.m., or at such other time on such other day as shall be fixed by the board of directors for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday in the state of Nevada, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting of the shareholders, or at any adjournment thereof, the board of directors shall cause the election to be held at a special meeting of the shareholders as soon thereafter as may be convenient.

                          SECTION 2.2 SPECIAL MEETINGS

     Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or by the board of directors, and shall be called by the president at the request of the holders of not less than one-tenth of all outstanding shares of the corporation entitled to vote at the meeting.

                          SECTION 2.3 PLACE OF MEETINGS

     The board of directors may designate any place, either within or outside of the state of Nevada, as the place of meeting for any annual meeting or for any special meeting called by the board of directors. If no

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designation is made, or if a special meeting be otherwise  called,  the place of meeting shall be the principal office of the corporation in the state of Nevada.

                          SECTION 2.4 NOTICE OF MEETING

     Written notice stating the place, day and hour of the meeting of shareholders and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall, unless otherwise prescribed by statute, be delivered not less than ten nor more than sixty days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or other persons calling the meeting, to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his or her address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

                     SECTION 2.5 MEETING OF ALL SHAREHOLDERS

     Except as provided by law, if a majority of the shareholders meet at any time and place, either within or outside of the state of Nevada, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice, and at such meeting any corporate action may be taken.

         SECTION 2.6 CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE

     For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the board of directors of the corporation may provide that the share transfer books shall be closed for a stated period but not to exceed, in any case, sixty days. If the share transfer books shall be closed for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, such books shall be closed for at least ten days immediately preceding such meeting. In lieu of closing the share transfer books, the board of directors may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than sixty days and, in case of a meeting of shareholders, not less than ten days prior to the date on which the particular action, requiring such determination of shareholders, is to be taken. If the share transfer books are not closed and no record date is fixed for the determination of shareholders entitled to notice of or to vote at a meeting of shareholders, or shareholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the board of directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any meeting of shareholders has been made as provided in this Section, such determination shall apply to any adjournment thereof.

                            SECTION 2.7 VOTING RECORD

     The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten days before such meeting of shareholders, a complete record of the shareholders entitled to vote at each meeting of shareholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. The record, for a period of ten days prior to such meeting, shall be kept on file at the principal office of the corporation, whether within or outside of the state of Nevada, and shall be subject to inspection by any shareholder for any purpose germane to the meeting at any time during usual business hours. Such record shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof.

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     The original  stock  transfer books shall be the prima facie evidence as to who are the shareholders entitled to examine the record or transfer books or to vote at any meeting of shareholders.

                               SECTION 2.8 QUORUM

     A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, except as otherwise provided by Chapter 78 of the Nevada Revised Statutes and the Articles of Incorporation. In the absence of a quorum at any such meeting, a majority of the shares so represented may adjourn the meeting from time to time for a period not to exceed sixty days without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal during such meeting of that number of shareholders whose absence would cause there to be less than a quorum.

                          SECTION 2.9 MANNER OF ACTING

     If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater proportion or number or voting by classes is otherwise required by statute or by the Articles of Incorporation or these bylaws.

                              SECTION 2.10 PROXIES

     At all meetings of shareholders a shareholder may vote in person or by proxy executed in writing by the shareholder or by a duly authorized attorney-in-fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting. No proxy shall be valid after six months from the date of its execution, unless otherwise provided in the proxy.

                          SECTION 2.11 VOTING OF SHARES

     Unless otherwise provided by these bylaws or the Articles of Incorporation, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to vote at a meeting of shareholders, and each fractional share shall be entitled to a corresponding fractional vote on each such matter.

              SECTION 2.12 VOTING OF SHARES BY CERTAIN SHAREHOLDERS

     Shares standing in the name of another corporation may be voted by such officer, agent or proxy as the bylaws of such corporation may prescribe, or, in the absence of such provision, as the board of directors of such other corporation may determine.

     Shares standing in the name of a deceased person, a minor ward or an incompetent person, may be voted by an administrator, executor, court appointed guardian or conservator, either in person or by proxy without a transfer of such shares into the name of such administrator, executor, court appointed guardian or conservator. Shares standing in the name of a trustee may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him or her without a transfer of such shares into his or her name.

     Shares standing in the name of a receiver may be voted by such receiver and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into the trustee name if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

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     A  shareholder  whose  shares are  pledged  shall be  entitled to vote such shares until the shares have been transferred into the name of the pledgee, and thereafter the pledgee shall be entitled to vote the shares so transferred.

     Neither shares of its own stock belonging to this corporation, nor shares of its own stock held by it in a fiduciary capacity, nor shares of its own stock held by another corporation if the majority of shares entitled to vote for the election of directors of such corporation is held by this corporation may be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares at any given time.

     Redeemable shares which have been called for redemption shall not be entitled to vote on any matter and shall not be deemed outstanding shares on and after the date on which written notice of redemption has been mailed to shareholders and a sum sufficient to redeem such shares has been deposited with a bank or trust company with irrevocable instruction and authority to pay the redemption price to the holders of the shares upon surrender of certificates therefor.

                  SECTION 2.13 INFORMAL ACTION BY SHAREHOLDERS

     Except as provided by law, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof.

                          SECTION 2.14 VOTING BY BALLOT

     Voting on any question or in any election may be by voice vote unless the presiding officer shall order or any shareholder shall demand that voting be by ballot.

                         SECTION 2.15 CUMULATIVE VOTING

     Cumulative voting shall not be permitted in the election of officers or directors, or in any other matter.


                         ARTICLE 3 - BOARD OF DIRECTORS

                           SECTION 3.1 GENERAL POWERS

     The business and affairs of the corporation shall be managed by its board of directors.

                        SECTION 3.2 PERFORMANCE OF DUTIES

     A director of the corporation shall perform his or her duties as a director, including his or her duties as a member of any committee of the board upon which he or she may serve, in good faith, in a manner he or she reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his or her duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case prepared or presented by persons and groups listed in paragraphs A, B, and C of this Section 3.2; but he or she shall not be considered to be acting in good faith if he or she has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his or her duties shall not have any liability by reason of being or having been a director of the corporation. Those persons and groups on whose information, opinions, reports, and statements a director is entitled to rely upon are:

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     A. One or more officers or employees of the  corporation  whom the director reasonably believes to be reliable and competent in the matter presented;

     B. Counsel, public accountants, or other persons as to matters which the director reasonably believes to be within such persons' professional or expert competence; or

     C. A committee of the board upon which he or she does not serve, duly designated in accordance with the provision of the Articles of Incorporation or the bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

                  SECTION 3.3 NUMBER, TENURE AND QUALIFICATIONS

     The number of directors of the corporation shall be fixed from time to time by resolution of the board of directors, but in no instance shall there be less than one director or that number otherwise required by law. Each director shall hold office until the next annual meeting of shareholders or until his or her successor shall have been elected and qualified. Directors need not be residents of the state of Nevada nor shareholders of the corporation.

     There shall be a chairman of the board, who has been elected from among the directors. He or she shall preside at all meetings of the stockholders and of the board of directors. He or she shall have such other powers and duties as may be prescribed by the board of directors.

                          SECTION 3.4 REGULAR MEETINGS

     A regular meeting of the board of directors shall be held without other notice than this bylaw immediately after, and at the same place as, the annual meeting of shareholders. The board of directors may provide, by resolution, the time and place, either within or without the state of Nevada, for the holding of additional regular meetings without other notice than such resolution.

                          SECTION 3.5 SPECIAL MEETINGS

     Special meetings of the board of directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the board of directors may fix any place, either within or without the state of Nevada, as the place for holding any special meeting of the board of directors called by them.

                               SECTION 3.6 NOTICE

     Written notice of any special meeting of directors shall be given as follows:

     By mail to each director at his or her business address at least three days prior to the meeting; or

     By personal delivery or telegram at least twenty-four hours prior to the meeting to the business address of each director, or in the event such notice is given on a Saturday, Sunday or holiday, to the residence address of each director. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. Any director may waive notice of any meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

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                               SECTION 3.7 QUORUM

     A majority of the number of directors fixed by or pursuant to Section 3.2 of this Article 3 shall constitute a quorum for the transaction of business at any meeting of the board of directors, but if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

                          SECTION 3.8 MANNER OF ACTING

     Except as otherwise required by law or by the Articles of Incorporation, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors.

                    SECTION 3.9 INFORMAL ACTION BY DIRECTORS

     Any action required or permitted to be taken by the board of directors or by a committee thereof at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors or all of the committee members entitled to vote with respect to the subject matter thereof.

                 SECTION 3.10 PARTICIPATION BY ELECTRONIC MEANS

     Any members of the board of directors or any committee designated by such board may participate in a meeting of the board of directors or committee by means of telephone conference or similar communications equipment by which all persons participating in the meeting can hear each other at the same time. Such participation shall constitute presence in person at the meeting.

                             SECTION 3.11 VACANCIES

     Any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by election by the board of directors for a term of office continuing only until the next election of directors by the shareholders.

                            SECTION 3.12 RESIGNATION

     Any director of the corporation may resign at any time by giving written notice to the president or the secretary of the corporation. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. When one or more directors shall resign from the board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective.

                              SECTION 3.13 REMOVAL

     Any director or directors of the corporation may be removed at any time, with or without cause, in the manner provided in Chapter 78 of the Nevada Revised Statutes.

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                             SECTION 3.14 COMMITTEES

     By resolution adopted by a majority of the board of directors, the directors may designate two or more directors to constitute a committee, any of which shall have such authority in the management of the corporation as the board of directors shall designate and as shall be prescribed by Chapter 78 of the Nevada Revised Statutes.

                            SECTION 3.15 COMPENSATION

     By resolution of the board of directors and irrespective of any personal interest of any of the members, each director may be paid his or her expenses, if any, of attendance at each meeting of the board of directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the board of directors or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

                       SECTION 3.16 PRESUMPTION OF ASSENT

     A director of the corporation who is present at a meeting of the board of directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.


                              ARTICLE 4 - OFFICERS

                               SECTION 4.1 NUMBER

     The officers of the corporation shall be a president, a secretary and a treasurer, each of whom shall be elected by the board of directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the board of directors. Any two or more offices may be held by the same person.

                     SECTION 4.2 ELECTION AND TERM OF OFFICE

     The officers of the corporation to be elected by the board of directors shall be elected annually by the board of directors at the first meeting of the board of directors held after the annual meeting of the shareholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as practicable. Each officer shall hold office until his or her successor shall have been duly elected and shall have qualified or until his or her death or until he or she shall resign or shall have been removed in the manner hereinafter provided.

                               SECTION 4.3 REMOVAL

     Any officer or agent may be removed by the board of directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

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                              SECTION 4.4 VACANCIES

     A  vacancy  in  any  office   because  of  death,   resignation,   removal,
disqualification or otherwise, may be filled by the board of directors for the unexpired portion of the term.

                              SECTION 4.5 PRESIDENT

     The president shall be the chief executive officer of the corporation and, subject to the control of the board of directors, shall in general supervise and control all of the business and affairs of the corporation. He or she shall, when present, and in the absence of a chairman of the board, preside at all meetings of the shareholders and of the board of directors. He or she may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the board of directors, certificates for shares of the corporation and deeds, mortgages, bonds, contracts, or other instruments which the board of directors has authorized to be executed, excepted in cases where the signing and execution thereof shall be expressly delegated by the board of directors or by these bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of president and such other duties as may be prescribed by the board of directors from time to time.

                           SECTION 4.6 VICE PRESIDENT

     If elected or appointed by the board of directors, the vice president (or in the event there be more than one vice president, the vice presidents in the order designated at the time of their election, or in the absence of any designation, then in the order of their election) shall, in the absence of the president or in the event of his or her death, inability or refusal to act, perform all duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. Any vice president may sign, with the treasurer or an assistant treasurer or the secretary or an assistant secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be assigned to him or her by the president or by the board of directors.

                              SECTION 4.7 SECRETARY

     The secretary shall: (a) keep the minutes of the proceedings of the shareholders and of the board of directors in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (c) be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; (d) keep a register of the post office address of each shareholder which shall be furnished to the secretary by such shareholder; (e) sign with the chairman or vice chairman of the board of directors, or the president, or a vice president, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the board of directors; (f) have general charge of the stock transfer books of the corporation; and (g) in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him or her by the president or by the board of directors.

                              SECTION 4.8 TREASURER

     The treasurer shall: (a) have charge and custody of and be responsible for all funds and securities of the corporation; (b) receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of Article 5 of these bylaws; and (c) in general

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perform  all of the duties  incident to the office of  treasurer  and such other duties as from time to time may be assigned to him or her by the president or by the board of directors.

           SECTION 4.9 ASSISTANT SECRETARIES AND ASSISTANT TREASURERS

     The assistant secretaries, when authorized by the board of directors, may sign with the chairman or vice chairman of the board of directors or the president or a vice president certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the board of directors. The assistant secretaries and assistant treasurers, in general, shall perform such duties as shall be assigned to them by the secretary or the treasurer, respectively, or by the president or the board of directors.

                               SECTION 4.10 BONDS

     If the board of directors by resolution shall so require, any officer or agent of the corporation shall give bond to the corporation in such amount and with such surety as the board of directors may deem sufficient, conditioned upon the faithful performance of their respective duties and offices.

                              SECTION 4.11 SALARIES

     The salaries of the officers shall be fixed from time to time by the board of directors and no officer shall be prevented from receiving such salary by reason of the fact that he or she is also a director of the corporation.


                ARTICLE 5 - CONTRACTS, LOANS, CHECKS AND DEPOSITS

                              SECTION 5.1 CONTRACTS

     The board of directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

                                SECTION 5.2 LOANS

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the board of directors. Such authority may be general or confined to specific instances.

                        SECTION 5.3 CHECKS, DRAFTS, ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the board of directors.

                              SECTION 5.4 DEPOSITS

     All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the board of directors may select.

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       ARTICLE 6 - SHARES, CERTIFICATES FOR SHARES AND TRANSFER OF SHARES

                             SECTION 6.1 REGULATION

     The board of directors may make such rules and regulations as it may deem appropriate concerning the issuance, transfer and registration of certificates for shares of the corporation, including the appointment of transfer agents and registrars.

                       SECTION 6.2 CERTIFICATES FOR SHARES

     Certificates representing shares of the corporation shall be respectively numbered serially for each class of shares, or series thereof, as they are issued, shall be impressed with the corporate seal or a facsimile thereof, and shall be signed by the chairman or vice-chairman of the board of directors or by the president or a vice president and by the treasurer or an assistant treasurer or by the secretary or an assistant secretary; provided that such signatures may be facsimile if the certificate is counter-signed by a transfer agent, or registered by a registrar other than the corporation itself or its employee. Each certificate shall state the name of the corporation, the fact that the corporation is organized or incorporated under the laws of the state of Nevada, the name of the person to whom issued, the date of issue, the class (or series of any class), the number of shares represented thereby and the par value of the shares represented thereby or a statement that such shares are without par value. A statement of the designations, preferences, qualifications, limitations, restrictions and special or relative rights of the shares of each class shall be set forth in full or summarized on the face or back of the certificates which the corporation shall issue, or in lieu thereof, the certificate may set forth that such a statement or summary will be furnished to any shareholder upon request without charge. Each certificate shall be otherwise in such form as may be prescribed by the board of directors and as shall conform to the rules of any stock exchange on which the shares may be listed.

     The corporation shall not issue certificates representing fractional shares and shall not be obligated to make any transfers creating a fractional interest in a share of stock. The corporation may, but shall not be obligated to, issue scrip in lieu of any fractional shares, such scrip to have terms and conditions specified by the board of directors.

                    SECTION 6.3 CANCELLATION OF CERTIFICATES

     All certificates surrendered to the corporation for transfer shall be canceled and no new certificates shall be issued in lieu thereof until the former certificate for a like number of shares shall have been surrendered and canceled, except as herein provided with respect to lost, stolen or destroyed certificates.

               SECTION 6.4 LOST, STOLEN OR DESTROYED CERTIFICATES

     Any shareholder claiming that his or her certificate for shares is lost, stolen or destroyed may make an affidavit or affirmation of that fact and lodge the same with the secretary of the corporation, accompanied by a signed application for a new certificate. Thereupon, and upon the giving of a satisfactory bond of indemnity to the corporation not exceeding an amount double the value of the shares as represented by such certificate (the necessity for such bond and the amount required to be determined by the president and treasurer of the corporation), a new certificate may be issued of the same tenor and representing the same number, class and series of shares as were represented by the certificate alleged to be lost, stolen or destroyed.


                                       10

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                         SECTION 6.5 TRANSFER OF SHARES

     Subject to the terms of any shareholder agreement relating to the transfer of shares or other transfer restrictions contained in the Articles of Incorporation or authorized therein, shares of the corporation shall be transferable on the books of the corporation by the holder thereof in person or by his or her duly authorized attorney, upon the surrender and cancellation of a certificate or certificates for a like number of shares. Upon presentation and surrender of a certificate for shares properly endorsed and payment of all taxes therefor, the transferee shall be entitled to a new certificate or certificates in lieu thereof. As against the corporation, a transfer of shares can be made only on the books of the corporation and in the manner hereinabove provided, and the corporation shall be entitled to treat the holder of record of any share as the owner thereof and shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the statutes of the state of Nevada.


                             ARTICLE 7 - FISCAL YEAR

     The fiscal year of the corporation shall end on the last day of September in each calendar year. The fiscal year of the corporation may be changed by the affirmative vote of a majority of the board of directors.


                              ARTICLE 8 - DIVIDENDS

     The board of directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and its Articles of Incorporation.

                           ARTICLE 9 - CORPORATE SEAL

     The board of directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation and the state of incorporation and the words "CORPORATE SEAL."


                          ARTICLE 10 - WAIVER OF NOTICE

     Whenever any notice is required to be given under the provisions of these bylaws or under the provisions of the Articles of Incorporation or under the provisions of the Chapter 78 of the Nevada Revised Statutes, or otherwise, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the event or other circumstance requiring such notice, shall be deemed equivalent to the giving of such notice.


                             ARTICLE 11 - AMENDMENTS

     These bylaws may be altered, amended or repealed and new bylaws may be adopted by a majority of the directors present at any meeting of the board of directors of the corporation at which a quorum is present.



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



                        ARTICLE 12 - EXECUTIVE COMMITTEE

                            SECTION 12.1 APPOINTMENT

     The board of directors by resolution adopted by a majority of the full board, may designate two or more of its members to constitute an executive committee. The designation of such committee and the delegation thereto of authority shall not operate to relieve the board of directors, or any member thereof, of any responsibility imposed by law.

                             SECTION 12.2 AUTHORITY

     The executive committee, when the board of directors is not in session, shall have and may exercise all of the authority of the board of directors except to the extent, if any, that such authority shall be limited by the resolution appointing the executive committee and except also that the executive committee shall not have the authority of the board of directors in reference to amending the Articles of Incorporation, adopting a plan of merger or consolidation, recommending to the shareholders the sale, lease or other disposition of all or substantially all of the property and assets of the corporation otherwise than in the usual and regular course of its business, recommending to the shareholders a voluntary dissolution of the corporation or a revocation thereof, or amending the bylaws of the corporation.

                     SECTION 12.3 TENURE AND QUALIFICATIONS

     Each member of the executive committee shall hold office until the next regular annual meeting of the board of directors following his or her designation and until his or her successor is designated as a member of the executive committee and is elected and qualified.

                              SECTION 12.4 MEETINGS

     Regular meetings of the executive committee may be held without notice at such time and places as the executive committee may fix from time to time by resolution. Special meetings of the executive committee may be called by any member thereof upon not less than one day's notice stating the place, date and hour of the meeting, which notice may be written or oral, and if mailed, shall be deemed to be delivered when deposited in the United States mail addressed to the member of the executive committee at his or her business address. Any member of the executive committee may waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person. The notice of a meeting of the executive committee need not state the business proposed to be transacted at the meeting.

                               SECTION 12.5 QUORUM

     A majority of the members of the executive committee shall constitute a quorum for the transaction of business at any meeting thereof, and action of the executive committee must be authorized by the affirmative vote of a majority of the members present at a meeting at which a quorum is present.

               SECTION 12.6 INFORMAL ACTION BY EXECUTIVE COMMITTEE

     Any action required or permitted to be taken by the executive committee at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the directors entitled to vote with respect to the subject matter thereof.

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



                             SECTION 12.7 VACANCIES

     Any vacancy in the executive committee may be filled by a resolution adopted by a majority of the full board of directors.

                      SECTION 12.8 RESIGNATIONS AND REMOVAL

     Any member of the executive committee may be removed at any time with or without cause by resolution adopted by a majority of the full board of directors. Any member of the executive committee may resign from the executive committee at any time by giving written notice to the president or secretary of the corporation, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

                             SECTION 12.9 PROCEDURE

     The executive committee shall elect a presiding officer from its members and may fix its own rules of procedure which shall not be inconsistent with these bylaws. It shall keep regular minutes of its proceedings and report the same to the board of directors for its information at the meeting thereof held next after the proceedings shall have been taken.


                          ARTICLE 13 - INDEMNIFICATION

                          SECTION 13.1 INDEMNIFICATION

     The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct as unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe his conduct was unlawful.

     The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation. Indemnification may not be made for any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

                      SECTION 13.2 RIGHT TO INDEMNIFICATION

     To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 13.1 and 13.2 of this
Article 13, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

      SECTION 13.3 GROUPS AUTHORIZED TO MAKE INDEMNIFICATION DETERMINATION

     Any indemnification under Sections 13.1 or 13.2 of this Article 13, unless ordered by a court or advanced pursuant to Section 13.2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) by the stockholders; (b) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding; (c) if a majority vote of a quorum consisting of directors who were not parties to the action, suite or proceeding so orders, by independent legal counsel in a written opinion; or (d) if a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

                  SECTION 13.4 PAYMENT AND ADVANCE OF EXPENSES

     The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of such action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this Section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.























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



                                   CERTIFICATE

     I hereby certify that the foregoing bylaws, consisting of 15 pages, including this page, constitute the bylaws of PARPUTT ENTERPRISES, INC., adopted by the board of directors of the corporation as of November 4, 1996.



                                         s/Andrew I. Telsey
                                         --------------------------------------
                                         Andrew I. Telsey, Secretary










































                                       15

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



                            PARPUTT ENTERPRISES, INC.

                           ---------------------------

                                   EXHIBIT 4.1
                           ---------------------------

                                 FORM OF LOCK-UP
                             AGREEMENTS EXECUTED BY
                           THE COMPANY'S SHAREHOLDERS

                           ---------------------------

                                                                          , 2000
                                                      --------------------


Board of Directors
Parputt Enterprises, Inc.
2851 S. Parker Road
Suite 720
Aurora, Colorado  80014

Gentlemen:

     The  undersigned,  a  beneficial  owner  of the  common  stock  of  Parputt
Enterprises, Inc. (the "Company"), par value $.0001 per share (the "Common Stock"), understands that the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form 10-SB (File No. ) (the "Registration Statement"), for the registration of the Company's Common Stock. As part of the disclosure included in the Registration Statement, the Company has affirmatively stated that there will be no trading of the Company's securities until such time as the Company successfully implements its business plan as described in such Registration Statement, consummating a merger or acquisition.

     In order to insure that the aforesaid disclosure is adhered to, the undersigned agrees, for the benefit of the Company, that he/she will not offer to sell, assign, pledge, hypothecate, grant any option for the sale of, or otherwise dispose of, directly or indirectly, any shares of the Common Stock of the Company owned by him/her, or subsequently acquired through the exercise of any options, warrants or rights, or conversion of any other security, grant options, rights or warrants with respect to any such shares of Common Stock, until the Company successfully closes a merger or acquisition. Furthermore, the undersigned will permit all certificates evidencing his/her shares to be endorsed with the appropriate restrictive legends and will consent to the placement of appropriate stop transfer orders with the transfer agent of the Company.

                                       Very truly yours,

                                       - - - - - - - - - - - - - - - - - - - - -
                                                [Signature of Holder]

                                       ----------------------------------------
                                               [Please Print Name(s)]


                                       ----------------------------------------
                                       [Number of Shares of Common Stock Owned]

                            PARPUTT ENTERPRISES, INC.

                           ---------------------------

                                  EXHIBIT 27.1

                           ---------------------------

                             FINANCIAL DATA SCHEDULE

                           ---------------------------



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